575 Madison Avenue New York, NY 10022-2585 212.940.8800 tel 212.940.8776 fax..

Evan L. Greebel evan.greebel@kattenlaw.com 212.940.6383 direct 212.894.5883 fax

July 4, 2011

Via EDGAR and Federal Express

H. Roger Schwall Assistant Director Securities and Exchange Commission 100 F Street N.E. Washington D.C. 20549

Re:	Tanke Biosciences Corporation Current Report on Form 8-K/A Filed June 20, 2011 File No. 000-53529

Dear Mr. Schwall:

Set forth below is the response on behalf of Tanke Biosciences Corporation (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated June 22, 2011 (the “Comment Letter”) concerning the referenced Current Report on Form 8-K/A which was filed with the Commission on June 20, 2011 regarding announcement of the company’s change of auditor .  For your convenience and to facilitate your review, we have set forth herein each comment of the Staff contained in the Comment Letter followed by our response.  In this Comment Response Letter unless the context otherwise requires, the words “we,” “us” and “our” refer to our client, the Company.

1.
We note that you refer to the letter from your former independent accountant, Sadler, Gibb & Associates, filed as an exhibit to your Form 8-K filed on June 20, 2011. Please obtain and file a letter from Sadler, Gibb & Associates stating whether they agree with your revised disclosures, or the extend to which they do not agree. Refer to Item 304(a)(3) of Regulation S-K.

CHARLOTTE	CHICAGO	IRVING	LONDON	LOS ANGELES	NEW YORK	WASHINGTON, DC	WWW.KATTENLAW.COM

LONDON AFFILIATE: KATTEN MUCHIN ROSENMAN UK LLP

A limited liability partnership including professional corporations

We have revised the disclosures as requested and filed a letter from Sadler, Gibb & Associates stating that they agree with the revised disclosures.

In responding to your comments, the company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions regarding any of our responses or the revised 8-K/A, please feel free to call me at (212) 940-6383.

Sincerely,

/s/ Evan Greebel
Evan L. Greebel

Enclosures

cc: Guixiong Qiu
      Howard S. Jacobs, Esq.
      Yue Cao, Esq.